HILLS BANCORPORATION
131 Main Street     Hills, IA  52235

August 11, 2011

Christian Windsor, Esq. Special Counsel United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	Matt McNair, Esq. Staff Attorney United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

RE:           Hills Bancorporation
Amendment No. 1 to Registration Statement on Form S-3
Filed July 5, 2011
File No. 333-174149

Dear Messers. Windsor and McNair:

We are in receipt of your letter dated July 27, 2011, addressed to the undersigned on behalf of Hills Bancorporation concerning Amendment No. 1 to the Registration Statement on Form S-3 filed on July 5, 2011.  This letter is written to respond to your comments, which are reproduced in bold, and the numbered items below correspond to the numbered items of your letter.

General

1.
Please revise the prospectus cover page and the risk factor entitled, “The trading in our shares of common stock is limited,” to clarify that your common stock is quoted on the OTCQB and briefly explain how the OTCQB differs from the OTCBB.

RESPONSE:

We have revised the prospectus cover page and the risk factor entitled “The trading in our shares of common stock is limited” to confirm that the Company’s shares are quoted on the OTCQB tier of the OTC Market.  The risk factor briefly explains the difference between the (i) OTCQB and OTCQX tiers of the OTC Market operated by OTC Markets Group, Inc. and (ii) the OTC Markets and the OTC Bulletin Board commonly referred to as the OTCBB operated by FINRA.

2.	Provide the staff with your analysis supporting your conclusion that this offering can proceed without an escrow of the funds submitted by subscribers.

RESPONSE:

The offering does not have a minimum offering amount that must be sold prior to acceptance of subscriptions and the subscription funds.  Further, there is no precise amount of funds that must be raised in order to complete a specific project or a transaction such as an acquisition.  The Company is not a shell or start up entity, having been in existence since 1982, and is bank holding company for Hills Bank and Trust Company, which has been in existence since 1904.  The Company had in excess of $173,000,000 in stockholders’ equity as of June 30, 2011.  We believe that due to these factors, an escrow for subscriptions is not necessary or appropriate for the protection of investors.

Risk Factors, page 6

3.
Revise this risk factor to clarify that there is no minimum offering amount, and therefore anyone who purchases securities in this offering may be investing in a company that has substantially the same capital as before the offering.

RESPONSE:

A new risk factor entitled “There is no escrow account or minimum offering amount” has been included on page 8 of the registration statement to expand upon the potential risks due to the lack of an escrow or a minimum offering amount.  The requested language is included as the first sentence in the second paragraph of that new risk factor.

The Offering, page 11

4.
We note your response to prior comment 2 and your revisions to this section.  Revise this section to identify the procedures that you will follow after a subscription is “accepted” by Hills Bancorporation.  In particular, please describe the procedures, including expected timing, for issuing common stock of “accepted” subscriptions.  Consider risk factors disclosure regarding potential material changes that might occur after a subscription is “accepted” but before the investor has received the stock and therefore has investment control over the securities.  Also, please clarify how subscription funds will be held prior to acceptance and confirm that if a subscription is not accepted, the funds will be returned promptly.

RESPONSE:

The procedures to be followed in accepting subscriptions have been noted in a number of places in the amendment to the registration statement.  Specifically, the requested revisions are included in the new risk factor on page 8 “There is no escrow or minimum offering amount”, in paragraph 3 of the section regarding “Subscription Procedures” on page 17, and in the second paragraph under “PLAN OF DISTRIBUTION” on page 19.  The suggested risk factor on the risk existing after acceptance of a subscription until the investor receives their stock certificate has been included in the new risk factor on page 8 “There is no escrow or minimum offering amount”.  The requested reference to the return of subscriptions that are not accepted also has been included in the risk factor mentioned above, in paragraph 3 of the section regarding “Subscription Procedures” on page 17, and in the second paragraph under “PLAN OF DISTRIBUTION” on page 19.

5.	Please confirm that by “significant” you mean, at the minimum a fundamental change or a material change to the plan of distribution. Please refer to Item 512 of Regulation S-K.

RESPONSE:

We concur that our use of the word “significant” would include, at a minimum, a “fundamental change” or a “material change” in the plan of distribution as described in Item 512 of Regulation S-K.

Exhibit 5.1

6.	We note the second and third sentences of the last paragraph. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please arrange for counsel to revise accordingly.

RESPONSE:

The requested changes have been made to the last paragraph of the legal opinion (Exhibit 5.1).

Pursuant to the request of your letter, the Company again acknowledges as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We assume that the responses to the comments noted herein are sufficient.  Should you have any additional questions concerning the responses or the Pre-Effective Amendment No. 2 to the registration statement, please contact the undersigned, or our counsel at Shumaker, Loop & Kendrick, LLP, Thomas C. Blank (419.321.1394) or Martin D. Werner (419.321.1395).  Thank you again for your attention and assistance with this matter.

Sincerely,

/s/ James G. Pratt

James G. Pratt
Treasurer, Secretary and Chief Financial Officer

Enclosure
cc:           Shari DeMaris
Martin D. Werner, Esq.
Thomas C. Blank, Esq.